Exhibit 99.2

FORM OF

REGISTRATION RIGHTS AGREEMENT

AMONG

LEE ENTERPRISES, INCORPORATED

AND

THE HOLDERS PARTY HERETO

DATED [●], 2026

TABLE OF CONTENTS

THIS REGISTRATION RIGHTS AGREEMENT, dated as of [●], [●] (this "Agreement"), is entered into by and among **Lee Enterprises, Incorporated**, a Delaware corporation (the "Company"), and each of the Holders (as defined below) that are parties hereto from time to time.

RECITALS

The Company and the Holders entered into that certain Stock Purchase Agreement, dated as of December 30, 2025 (the "Stock Purchase Agreement"), in connection with the issuance of certain shares of Common Stock through a private placement. Capitalized terms that are used but not defined herein shall have the meanings set forth in the Stock Purchase Agreement.

Upon the Closing, the Company and the Holders, as set forth on Schedule I hereto, have agreed to enter into this Agreement pursuant to which the Company shall grant the Holders registration rights under the Securities Act (as defined below) with respect to the Registrable Securities (as defined below) in furtherance of the foregoing.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Holders hereby agree as follows:

AGREEMENT

ARTICLE I

DEFINITIONS

Section 1.1   Definitions. The following terms as used herein shall have the following respective meanings:

"Joinder Agreement" means a Joinder Agreement in the form attached hereto as Exhibit A.

"Agreement" has the meaning set forth in the Preamble.

"Board" means the Board of Directors of the Company.

"Business Day" means any day other than a Saturday, Sunday, a day on which the SEC or state or federally chartered banking institutions in New York City, New York, in each case, are authorized or obligated by law or executive order to close.

"Company" has the meaning set forth in the Preamble.

"Common Stock" shall mean, collectively, the Company's common stock, par value $0.01 per share.

"Control," and its correlative meanings, "Controlling," and "Controlled," mean the possession, direct or indirect (Including through one or more intermediaries), of the power to direct or cause the direction of the management of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Demand Holder" means the Anchor Investor.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Registration" means any registration (i) pursuant to a Shelf Registration completed in accordance with Article II, or (ii) in connection with registrations on Form S-4 or Form S-8 promulgated by the SEC or any successor or similar forms).

"FINRA" means the Financial Industry Regulatory Authority or any successor regulatory authority.

"Holders" means each Investor as set forth in the Stock Purchase Agreement that is a holder of Registrable Securities being set forth on Schedule I hereto and any Person that executes a Joinder Agreement.

"Person" means any individual, partnership, limited liability company, corporation, company, association, joint stock company, trust, joint venture, unincorporated organization or any governmental entity or any department, agency or political subdivision thereof.

"Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the securities covered by such Registration Statement and, in each case, by all other amendments and supplements to such prospectus, including post-effective amendments and, in each case, all material incorporated by reference in such prospectus.

"Registrable Securities" means, with respect to any Holder, at any time, the Purchased Securities at such time; provided, however, that as to any Registrable Securities, such securities shall cease to be Registrable Securities (i) upon the sale or transfer thereof pursuant to an effective registration statement, pursuant to Rule 144 or otherwise, (ii) when such securities cease to be outstanding, or (iii) when such securities may be sold or disposed of by such Holder under Rule 144 (or any similar provisions then in force) without limitation during a three-month period.

"Registration Statement" means any registration statement of the Company filed with the SEC under the Securities Act that covers the Registrable Securities, including any preliminary Prospectus and the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits thereto and all material incorporated by reference in such registration statement.

"Rule 144" means Rule 144 under the Securities Act (or successor rule).

"SEC" means the Securities and Exchange Commission or any other U.S. Federal agency at the time administering the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Selling Holder" means the Holders selling Registrable Securities pursuant to a Registration Statement under this Agreement.

"Subsidiary" means each Person in which another Person owns or controls, directly or indirectly, capital stock or other equity interests representing more than 50% in voting power of the outstanding capital stock or other equity interests.

"Underwritten Offering" means a sale, on the Company's or any Holder's behalf, of Common Stock by the Company or a Holder to an underwriter for reoffering to the public.

ARTICLE II

SHELF REGISTRATION

Section 2.1   Shelf Registration.

(a)   Shelf Filing. The Company shall use its commercial best efforts to file with the SEC and have declared effective, as promptly as practicable following the execution of this Agreement, a registration statement on Form S-3, to the extent permitted and available (and otherwise, on Form S-1), or any comparable or successor form or forms or any similar short-form registration constituting a "shelf" registration statement providing for the registration of, and the sale by the Holders on a continuous or delayed basis of, all of the Registrable Securities, pursuant to Rule 415 or otherwise (a "Shelf Registration Statement"); *provided* that, notwithstanding anything to the contrary, the initial Shelf Registration Statement shall in any event be filed and declared effective no later than 60 days after the date hereof, but in no event more than 75 days following the initial filing (with such 75-day period tolled for any SEC shutdown during such period). The Company shall replace any Shelf Registration Statement at or before expiration with a successor effective registration statement on Form S-3 (or any comparable or successor form or forms or, if the Company is not eligible to file a registration statement on Form S-3, a successor effective registration statement on Form S-1 providing for the registration of, and the sale by the Stockholders on a continuous or delayed basis of, all of the Registrable Securities, pursuant to Rule 415 or otherwise) to the extent the Demand Holder holds any Registrable Securities. Any such successor registration statement shall be considered a "Shelf Registration Statement" for the purposes of this Agreement. In the event the Company files a Shelf Registration Statement on Form S-1, the Company shall use its reasonable best efforts to convert it to a Shelf Registration Statement on Form S-1 to a registration statement on Form S-3 as soon as practicable after the Company is eligible to use Form S-3.

(b)   Shelf Take-Downs. Any Holder may initiate an offering or sale of all or part of its Registrable Securities (a "Shelf Take-Down"), in which case the provisions of this Section 2.1 shall apply. Notwithstanding the foregoing:

(i)   any such Holder may initiate an unlimited number of Non-Marketed Shelf Take-Downs pursuant to Section 2.1(d) below; and

[*Signature Page to Registration Rights Agreement*]

(ii)   the Demand Holder may initiate an Underwritten Offering (including any block trade) (an "Underwritten Shelf Take-Down") pursuant to Section 2.1(c) below; provided that in each case, (A) the Company shall only be required to effect one (1) Underwritten Shelf Take-Down in any twelve (12) month period and (B) the Registrable Securities proposed to be sold by the Demand Holder in such Underwritten Shelf Take-Down shall be required to (x) have a reasonably anticipated aggregate offering price of at least $[10.0] million before deduction of underwriting discounts and commissions or (y) constitute all remaining Registrable Securities held by the Demand Holder.

(c)   Underwritten Shelf Take-Downs.

(i)   Subject to Section 2.1(b), if the Demand Holder so elects in a written request delivered to the Company (an "Underwritten Shelf Take-Down Notice") to effect a Shelf Take-Down in the form of an Underwritten Shelf Take-Down, the Company shall use commercially reasonable efforts to file and effect an amendment or supplement to its Shelf Registration Statement for such purpose as soon as practicable. The Demand Holder shall indicate in such Underwritten Shelf Take-Down Notice the number of Registrable Securities of the Demand Holder to be included in such Underwritten Shelf Take-Down and whether it intends for such Underwritten Shelf Take-Down to involve a customary "roadshow" (including an "electronic roadshow") or other marketing effort by the Company and the underwriters (a "Marketed Underwritten Shelf Take- Down").

(ii)   Promptly upon receipt of an Underwritten Shelf Take-Down Notice with respect to a Marketed Underwritten Shelf Take-Down (but in no event more than ten (10) days prior to the expected date of such Marketed Underwritten Shelf Take-Down), the Company shall promptly deliver a written notice of such Marketed Underwritten Shelf Take-Down to any Piggyback Eligible Holder (which notice may be by email and shall state that the material terms of such proposed Marketed Underwritten Shelf Take-Down, to the extent known) (a "Company Notice") and, in each case, subject to Section 2.3(b) and Section 2.5, the Company shall include in such Marketed Underwritten Shelf Take-Down all such Registrable Securities of such Holders for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be offered and sold pursuant to such Marketed Underwritten Shelf Take-Down, at least three (3) Business Days prior to the expected date of such Marketed Underwritten Shelf Take-Down.

(iii)   Subject to Section 2.2(b), if the Demand Holder desires to effect an Underwritten Shelf Take-Down that is not a Marketed Underwritten Shelf Take-Down, the Demand Holder shall provide written notice (a "Shelf Take-Down Notice") of such Shelf Take-Down to the Company and the Piggyback Eligible Holders as far in advance of the completion of such Shelf Take-Down as shall be reasonably practicable in light of the circumstances applicable to such Shelf Take-Down but no less than five (5) Business Days prior to such Shelf Take- Down. Any Shelf Take-Down Notice shall set forth (A) the total number of Registrable Securities expected to be offered and sold in such Shelf Take-Down, (B) the expected date of such Shelf Take-Down, (C) the expected plan of distribution of such Shelf Take-Down, and (E) both (i) an invitation to the Piggyback Eligible Holders to elect to include in the Shelf Take-Down the Registrable Securities held by such other Holders (but subject to Section 2.3(b) and Section 2.5) and (ii) the action or actions required (including the timing thereof) in connection with such Shelf Take-Down with respect to the other Piggyback Eligible Holders if any such Holder elects to exercise such right. Upon receipt of a Shelf Take-Down Notice, the Piggyback Eligible Holders may elect to sell Registrable Securities in such Shelf Take-Down, at the same price per Registrable Security and pursuant to the same terms and conditions with respect to payment for the Registrable Securities as agreed to by the Demand Holder, by sending, at least two (2) Business Days prior to the expected date of such Shelf Take-Down set forth in such Shelf Take-Down Notice, an irrevocable written notice to the Demand Holder, indicating its election to participate in the Shelf Take-Down and the total number of its Registrable Securities to include in the Shelf Take-Down (but, in all cases, subject to Section 2.3(b) and Section 2.5).

(iv)   Notwithstanding the delivery of any Underwritten Shelf Take-Down Notice, all determinations as to whether to complete any Underwritten Shelf Take-Down and as to the timing, manner, price and other terms of any Underwritten Shelf Take-Down shall be at the discretion of the Demand Holder.

(d)   Non-Marketed Shelf Take-Downs. If a Holder desires to effect a Shelf Take-Down that does not constitute an Underwritten Shelf Take-Down (a "Non-Marketed Shelf Take-Down") and if such Non-Marketed Shelf Take-Down requires actions to be taken by the Company, such Holder shall so indicate in a written request delivered to the Company no later than three (3) Business Days prior to the expected date of such Non-Marketed Shelf Take-Down (or such shorter period as the Company may agree), which request shall include (i) the aggregate number and class or classes of Registrable Securities expected to be offered and sold in such Non-Marketed Shelf Take-Down and (ii) the expected plan of distribution of such Non-Marketed Shelf Take-Down.

(e)   Continued Effectiveness. The Company shall use commercially reasonable efforts to keep the Shelf Registration Statement filed pursuant to Section 2.1(a) hereof continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by a Holder until the earlier of (i) the date as of which all Registrable Securities registered by such Shelf Registration Statement have been sold and (ii) such shorter period as Holders holding a majority of the Registrable Securities may reasonably determine.

(f)   Subsequent Shelf Registrations. If any Shelf Registration Statement ceases to be effective for any reason at any time during the period described in Section 2.1(e), the Company shall use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend such Shelf Registration Statement in a manner designed to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional shelf registration statement pursuant to Rule 415 under the Securities Act (or any similar provision then in force) covering all of the Registrable Securities covered by and not sold under the Shelf Registration Statement (a "Subsequent Shelf Registration Statement"). If a Subsequent Shelf Registration Statement is filed, the Company shall use commercially reasonable efforts to cause the Subsequent Shelf Registration Statement to be declared effective as soon as practicable after such filing. As used herein the term "Shelf Registration Statement" means the Shelf Registration Statement referenced in Section 2.1(a) and any Subsequent Shelf Registration Statements.

Section 2.2   Deferral or Suspension of Registration. If (a) the Company receives a written request from a Holder for a Shelf Take-Down and the Board, in its good faith judgment, determines that it would be materially adverse to the Company for such Shelf Take-Down to be effected, because such action would: (i) materially interfere with a significant acquisition or disposition, corporate reorganization, financing, securities offering or other similar transaction involving the Company; (ii) based on the advice of the Company's outside counsel, require disclosure of material non- public information that the Company has a *bona fide* business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or the Exchange Act or Nasdaq, or (b) the Company is subject to an SEC stop order suspending the effectiveness of any Registration Statement or the initiation of proceedings with respect to such Registration Statement under Section 8(d) or 8(e) of the Securities Act, then the Company shall have the right to defer such Shelf Take-Down (but not the preparation) therein for a period of not more than sixty (60) days (or such longer period as the Demand Holder may determine). Unless consented to in writing by the Demand Holder, the Company may utilize its deferral or suspension rights provided under this Section 2.2 for no more than forty-five (45) days in the aggregate in any six (6) month period and for no more than ninety (90) days in the aggregate in any twelve (12) month period.

Section 2.3   Selection of Underwriters; Cutback.

(a)   Selection of Underwriters. If the Demand Holder intends to offer and sell the Registrable Securities covered by its request under this Article II by means of an Underwritten Shelf Take-Down, the Demand Holder shall select the managing underwriter or underwriters to administer such offering, which managing underwriter or underwriters shall be investment banking firms of nationally recognized standing and shall be reasonably acceptable to the Company, such acceptance not to be unreasonably withheld, conditioned or delayed.

(b)   Underwriter's Cutback. Notwithstanding any other provision of this Article II or Section 3.2, if the managing underwriter or underwriters of an Underwritten Shelf Take-Down advise the Company in their good faith opinion that the inclusion of all such Registrable Securities proposed to be included in the Underwritten Shelf Take-Down would be reasonably likely to interfere with the successful marketing, including, but not limited to, the pricing, timing or distribution, of the Registrable Securities to be offered in such Underwritten Shelf Take-Down, then the number of Registrable Securities proposed to be included in such Underwritten Shelf Take-Down shall be allocated among the Company, the Selling Holders and all other Persons selling Registrable Securities in such Underwritten Shelf Take-Down in the following order:

(i)   *first*, the Registrable Securities of the class or classes proposed to be registered held by the Demand Holder and the Registrable Securities of the same class or classes (or convertible at the Holder's option into such class or classes) held by other Holders requested to be included in such Underwritten Shelf Take-Down (allocated, if necessary, *pro rata* among the respective Holders of such Registrable Securities in proportion, as nearly as practicable, to the amounts of Registrable Securities owned by each such Holder);

[*Signature Page to Registration Rights Agreement*]

(ii)   *second*, all other securities of the same class or classes (or convertible at the holder's option into such class or classes) requested to be included in such Underwritten Shelf Take-Down other than securities to be sold by the Company; and

(iii)   *third*, the securities of the same class or classes to be sold by the Company.

No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration or offering. If the underwriter has not limited the number of Registrable Securities to be underwritten, the Company may include securities for its own account (or for the account of any other Persons) in such registration if the underwriter so agrees and if the number of Registrable Securities would not thereby be limited.

Section 2.4   Lock-up. If requested by the managing underwriters in connection with any Underwritten Shelf Take-Down, each Holder who is either (i) participating in the Underwritten Shelf Take-Down or (ii) is a natural person and serving as a director or executive officer of the Company shall agree to be bound by customary lock-up agreements providing that such Holder shall not, directly or indirectly, effect any Transfer (including sales pursuant to Rule 144) of any such Common Stock without prior written consent from the underwriters managing such Underwritten Shelf Take-Down during a period beginning on the date of launch of such Underwritten Offering and ending up to ninety (90) days from and including the date of pricing or such shorter period as reasonably requested by the underwriters managing such Underwritten Shelf Take-Down (the "Lock-Up Period"); provided that (A) the foregoing shall not apply to any shares of Common Stock that are offered for sale as part of such Underwritten Offering and (B) such Lock-Up Period shall be no longer than and on substantially the same terms as the lock-up period applicable to the Company or its directors and executive officers. Each such Holder agrees to execute a customary lock-up agreement in favor of the underwriters to such effect.

Section 2.5   Participation in Underwritten Offering; Information by Holder. No Holder may participate in an Underwritten Shelf Take-Down hereunder unless such Holder (a) agrees to sell such Holder's Common Stock on the basis provided in any underwriting arrangements, and in accordance with the terms and provisions of this Agreement, including, for the avoidance of doubt, any lock-up arrangements, and (b) completes and executes all questionnaires, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements. In addition, the Holders shall furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holders, as applicable, as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Article II. Nothing in this Section 2.5 shall be construed to create any additional rights regarding the registration of Common Stock in any Person otherwise than as set forth herein.

Section 2.6   Registration Expenses. All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with any stock exchange, the SEC and FINRA (including, if applicable, the reasonable fees and expenses of any "qualified independent underwriter" and its counsel as may be required by the rules and regulations of FINRA), (ii) all fees and expenses of compliance with state securities or blue sky laws (including fees and disbursements of counsel for the underwriters or Selling Holders in connection with blue sky qualifications of the Common Stock and determination of their eligibility for investment under the laws of such jurisdictions as the managing underwriters or the Demand Holder may designate), (iii) all printing and related messenger and delivery expenses (including expenses of printing certificates for the Common Stock in a form eligible for deposit with The Depository Trust Company and of printing prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company and its Subsidiaries (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance), (v) all fees and expenses incurred in connection with the listing of the Common Stock on any securities exchange and (vi) all reasonable fees and documented out-of-pocket disbursements of underwriters customarily paid by the issuer or sellers of securities, including expenses of any special experts retained, if required, in connection with the requested registration (excluding underwriting discounts and commissions and transfer taxes, if any, and fees and disbursements of counsel to underwriters (other than such fees and disbursements incurred in connection with any registration or qualification of Common Stock under the securities or blue sky laws of any state)), will be borne by the Company; provided, however, that (x) any underwriting discounts, commissions or fees in connection with the sale of the Registrable Securities will be borne by the Holders *pro rata* on the basis of the number of Common Stock so registered and sold, (y) transfer taxes with respect to the sale of Registrable Securities will be borne by the Holder of such Registrable Securities and (z) the fees and expenses of any counsel, accountants or other persons retained or employed by any Holder will be borne by such Holder.

ARTICLE III

PIGGYBACK REGISTRATION

Section 3.1 <u>Notices</u>.

(a) If the Company at any time proposes for any reason to register the sale of securities for cash under the Securities Act through an Underwritten Offering (other than an Excluded Registration) whether or not securities are to be sold by the Company or otherwise (such registration, a "<u>Piggyback Registration</u>"), the Company shall give to the Demand Holder and each Holder holding Registrable Securities equal to or more than 10% of the outstanding shares of the Common Stock immediately prior to the time of such proposed offering of the same class or classes proposed to be registered (or convertible at the Holder's option into such class or classes) eligible to participate in such Piggyback Registration (any such Holder, a "<u>Piggyback Eligible Holders</u>") written notice of its intention to so register the securities, at least ten (10) Business Days prior to the expected date of filing of such Registration Statement or amendment thereto in which the Company first intends to identify the selling stockholders and the number of and type of securities to be sold (each such notice, an "<u>Initial Notice</u>"), to each Holder. The Company shall, subject to the provisions of <u>Section 3.2</u> and <u>Section 3.3</u> below, use commercially reasonable efforts to include in such Piggyback Registration on the same terms and conditions as the securities otherwise being sold, all Registrable Securities of the same class or classes as the securities proposed to be registered (or convertible at the Holder's option into such class or classes) with respect to which the Company has received written requests from Holders for inclusion therein within the time period specified by the Company in the applicable Initial Notice, which time period shall be not less than five (5) Business Days after sending the applicable Initial Notice (each such written request, a "Piggyback Notice"), which Piggyback Notice shall specify the number of, and the class or classes, of Registrable Securities proposed to be included in the Piggyback Registration.

(b)   If a Holder does not deliver a Piggyback Notice within the period specified in Section 3.1(a), such Holder shall be deemed to have irrevocably waived any and all rights under this Article III with respect to such registration (but not with respect to future registrations in accordance with this Article III).

(c)   No registration effected under this Section 3.1 shall relieve the Company of its obligation to effect any registration upon request under Section 2.1 hereof, and no registration effected pursuant to this Section 3.1 shall be deemed to have been effected pursuant to Section 2.1 hereof. The Initial Notice, the Piggyback Notice and the contents thereof shall be kept confidential until the public filing of the Registration Statement.

Section 3.2   Underwriter's Cutback. If the managing underwriter of an Underwritten Offering that includes a Piggyback Registration advises the Company that it is the managing underwriter's good faith opinion that the inclusion of all such Registrable Securities proposed to be included in the Registration Statement for such Underwritten Offering would be reasonably likely to interfere with the successful marketing, including, but not limited to, the pricing, timing or distribution, of the Registrable Securities to be offered thereby, then the number of securities proposed to be included in such Underwritten Offering shall be allocated among the Company, the Selling Holders and all other Persons selling securities in such Underwritten Offering in the following order:

(a)   If the Piggyback Registration referred to in Section 3.1 is initiated as an underwritten primary registration on behalf of the Company, then, with respect to each class proposed to be registered:

(i)   *first*, the securities held by the Company of the class or classes proposed to be registered that the Company proposes to sell, as applicable;

(ii)   *second*, all Registrable Securities of the same class or classes (or convertible at the Holder's option into such class or classes) held by Holders requested to be included in such Piggyback Registration (allocated, if necessary, *pro rata* among the respective Holders of such Registrable Securities in proportion, as nearly as practicable, to the amounts of Registrable Securities owned by each such Holder at the time of such Piggyback Registration); and

(iii)   *third*, all other securities of the same class or classes (or convertible at the holder's option into such class or classes) requested to be included in such Piggyback Registration.

(b)   if the Piggyback Registration referred to in Section 3.1 is an underwritten secondary registration on behalf of any holder of securities other than a Holder, then, with respect to each class proposed to be registered:

(i)   *first*, the securities of the class or classes proposed to be registered held by such holder;

[*Signature Page to Registration Rights Agreement*]

(ii)   *second*, the Registrable Securities of the same class or classes (or convertible at the Holder's option into such class or classes) held by Holders requested to be included in such Piggyback Registration (*pro rata* among the respective Holders of such Registrable Securities in proportion, as nearly as practicable, to the amounts of Registrable Securities owned by each such Holder at the time of such Piggyback Registration);

(iii)   *third*, all other securities of the same class or classes (or convertible at the holder's option into such class or classes) requested to be included in such Piggyback Registration other than Common Stock to be sold by the Company; and

(iv)   *fourth*, the Common Stock to be sold by the Company.

Section 3.3   Company Control.   The Company may decline to file a Registration Statement for a primary registration on behalf of the Company after an Initial Notice has been given or after receipt by the Company of a Piggyback Notice, and the Company may withdraw a Registration Statement after filing and after such Initial Notice or Piggyback Notice, but prior to the effectiveness of the Registration Statement, provided that the Company shall promptly notify the Selling Holders in writing of any such action and.

Section 3.4   Selection of Underwriters.   If the Company intends to offer and sell Common Stock by means of an Underwritten Offering (other than an offering pursuant to Section 2.1), the Company shall select the managing underwriter or underwriters to administer such Underwritten Offering, which managing underwriter or underwriters shall be investment banking firms of nationally recognized standing.

Section 3.5   Withdrawal of Registration.   Any Holder shall have the right to withdraw all or a part of its Piggyback Notice by giving written notice to the Company of such withdrawal at least three (3) Business Days prior to the earliest of (i) effectiveness of the applicable Registration Statement, (ii) the filing of any Registration Statement relating to such Piggyback Registration that includes a price range or (iii) commencement of a "roadshow" relating to the Registration Statement for such Piggyback Registration.

ARTICLE IV

REGISTRATION PROCEDURES

Section 4.1   Registration Procedures.   If and whenever the Company is under an obligation pursuant to the provisions of this Agreement to use commercially reasonable efforts to effect the registration of any Registrable Securities, the Company shall, as expeditiously as practicable:

(a)   in the case of Registrable Securities, use commercially reasonable efforts to cause a Registration Statement that registers such Registrable Securities to become and remain effective for a period of 180 days or, if earlier, until all of such Registrable Securities covered thereby have been disposed of; provided, that, such 180-day period shall be extended, if necessary, to keep the Registration Statement continuously effective, supplemented and amended, including by filing a new Registration Statement, to the extent necessary to ensure that it is available for sales of such Registrable Securities, and to ensure that it conforms with the requirements of this

Agreement, the Securities Act and the policies, rules and regulations of the SEC as announced from time to time, until the Selling Holders have sold all of such Registrable Securities.

(b)   furnish to each Holder at least ten (10) Business Days before filing a Registration Statement copies of such Registration Statement or any amendments or supplements thereto, which documents shall be subject to the review, comment and approval by one lead counsel (and any reasonably necessary local counsel) selected by the Holders who Beneficially Own a majority of such Registrable Securities included in such registration, which counsel (who may also be counsel to the Company), in each case, shall be subject to the reasonable approval of the Demand Holder, and who shall represent all Holders as a group (the "Selling Holders' Counsel") (it being understood that such ten (10) Business Day period need not apply to successive drafts of the same document proposed to be filed so long as such successive drafts are supplied to the Selling Holders' Counsel in advance of the proposed filing by a period of time that is customary and reasonable under the circumstances);

(c)   furnish to each Selling Holder and each underwriter, if any, such number of copies of final conformed versions of the applicable Registration Statement and of each amendment and supplement thereto (in each case including all exhibits and any documents incorporated by reference) reasonably requested by such Selling Holder or underwriter in writing;

(d)   in the case of Registrable Securities, prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the applicable Prospectus or Prospectus supplement, including any free writing prospectus as defined in Rule 405 under the Securities Act, used in connection therewith as may be (i) reasonably requested by any Holder (to the extent such request relates to information relating to such Selling Holder), or (ii) necessary to keep such Registration Statement effective for at least the period specified in Section 4.1(a) and to comply with the provisions of this Agreement and the Securities Act with respect to the sale or other disposition of such Registrable Securities, and furnish to each Selling Holder and to the managing underwriter(s), if any, within a reasonable period of time prior to the filing thereof a copy of any amendment or supplement to such Registration Statement or Prospectus; provided, however, that, with respect to each free writing prospectus or other materials to be delivered to purchasers at the time of sale of the Registrable Securities, the Company shall (i) ensure that no Registrable Securities are sold "by means of" (as defined in Rule 159A(b) under the Securities Act) such free writing prospectus or other materials without the prior written consent of the sellers of the Registrable Securities, which free writing prospectus or other materials shall be subject to the review of counsel to such sellers and (ii) make all required filings of all free writing prospectuses or other materials with the SEC as are required;

(e)   notify in writing the designated Selling Holders' Counsel promptly (i) of the receipt by the Company of any notification with respect to any comments by the SEC with respect to such Registration Statement or any amendment or supplement thereto or any request by the SEC for the amending or supplementing thereof or for additional information with respect thereto, (ii) of the receipt by the Company of any notification with respect to the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any amendment or supplement thereto or the initiation or threatening of any proceeding for that purpose and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of such Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purposes and, in any such case as promptly as reasonably practicable thereafter, prepare and file an amendment or supplement to such Registration Statement or Prospectus which will correct such statement or omission or effect such compliance;

(f)   use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Selling Holders reasonably request and do any and all other acts and things which may be reasonably necessary or advisable to enable such Selling Holders to consummate their disposition in such jurisdictions; provided, however, that the Company will not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this Section 4.1(f);

(g)   furnish to each Selling Holder such number of copies of a summary Prospectus or other prospectus, including a preliminary prospectus and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Holders or any underwriter may reasonably request in writing;

(h)   notify on a timely basis each Selling Holder of such Registrable Securities at any time when a prospectus relating to such Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and, at the request of such Selling Holder, as soon as practicable prepare, file with the SEC and furnish to such Selling Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the offeree of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i)   make available for inspection by the Selling Holders' Counsel or any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by any such Selling Holder or underwriter (collectively, the "Inspectors"), all pertinent financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, managers and employees to supply all information (together with the Records, the "Information") requested by any such Inspector in connection with such Registration Statement and request that the independent public accountants who have certified the Company's financial statements make themselves available, at reasonable times and for reasonable periods, to discuss the business of the Company. Any of the Information which the Company determines in good faith and upon consultation with external counsel to be confidential, and of which determination the Inspectors are so notified, shall not be disclosed by the Inspectors unless (i) the disclosure of such Information is necessary to avoid or correct a misstatement or omission in the Registration Statement, (ii) the release of such Information is requested or required pursuant to a subpoena, order from a court of competent jurisdiction or other interrogatory by a governmental entity or similar process; (iii) such

Information has been made generally available to the public; or (iv) such Information is or becomes available to such Inspector on a non-confidential basis other than through the breach of an obligation of confidentiality (contractual or otherwise). The Holder(s) of Registrable Securities agree that they will, upon learning that disclosure of such Information is sought in a court of competent jurisdiction or by another governmental entity, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Information deemed confidential;

(j)   deliver to the underwriters of any Underwritten Offering, and any Holder that is named as an underwriter in such offering, a "comfort" letter addressed thereto in customary form and at customary times and covering matters of the type customarily covered by such comfort letters from its independent certified public accountants;

(k)   deliver to the underwriters of any Underwritten Offering, and any Holder that is named as an underwriter in such offering, a written and signed legal opinion or opinions addressed thereto in customary form from its outside or in-house legal counsel dated the closing date of the Underwritten Offering;

(l)   provide a transfer agent and registrar (which may be the same entity and which may be the Company) for such Registrable Securities and deliver to such transfer agent and registrar such customary forms, legal opinions from its outside or in-house legal counsel, agreements and other documentation as such transfer agent and/or registrar so request;

(m)   issue to any underwriter to which any Selling Holders may sell Registrable Securities in such offering certificates, or if the Registrable Securities are uncertificated other evidence of issuance, evidencing such Registrable Securities;

(n)   upon the request of any Selling Holder of the Registrable Securities included in such registration, use commercially reasonable efforts to cause such Registrable Securities to be listed on Nasdaq;

(o)   otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC;

(p)   notify the Selling Holders and the lead underwriter or underwriters, if any, and (if requested) confirm such advice in writing (email being sufficient), as promptly as reasonably practicable after notice thereof is received by the Company when the applicable Registration Statement or any amendment thereto has been filed or becomes effective and when the applicable Prospectus or any amendment or supplement thereto has been filed;

(q)   use commercially reasonable efforts to prevent the entry of, and use commercially reasonable efforts to obtain as promptly as reasonably practicable the withdrawal of, any stop order with respect to the applicable Registration Statement or other order suspending the use of any preliminary or final Prospectus;

(r)   promptly incorporate in a prospectus supplement or post-effective amendment to the applicable Registration Statement such information as the lead underwriter or underwriters, if any, and each Selling Holder agree should be included therein relating to the plan

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of distribution with respect to such class of Registrable Securities, which may include disposition of Registrable Securities by all lawful means, including firm-commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers, derivative transactions, short sales, stock loan or stock pledge transactions and sales not involving a public offering; and make all required filings of such prospectus supplement or post-effective amendment as promptly as reasonably practicable after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

(s)   cooperate with each Selling Holder and each underwriter or agent, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(t)   provide a CUSIP number or numbers for all such units, in each case not later than the effective date of the applicable Registration Statement;

(u)   to the extent reasonably requested by the lead or managing underwriters in connection with an Underwritten Offering (including an Underwritten Offering pursuant to Section 2.1) make appropriate officers of the Company available to attend any electronic "roadshows" scheduled in connection with any such Underwritten Offering, with all reasonable out of pocket costs and expenses incurred by the Company or such officers in connection with such attendance to be paid by the Company;

(v)   upon request, promptly and no more than three (3) Business Days following any request (subject to the customary receipt of a shareholder representation letter from the Holder and customary procedures of the transfer agent), remove all legends on such Selling Holder's Registrable Securities relating to the restrictions on resale in connection with the sale of such Registrable Securities pursuant to an effective Registration Statement; and

(w)   subject to all the other provisions of this Agreement, use commercially reasonable efforts to take all other steps necessary to effect the registration, marketing and sale of such Registrable Securities contemplated hereby.

ARTICLE V

INDEMNIFICATION

Section 5.1   Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each Holder, its Affiliates and their respective officers, directors, managers, partners, members and representatives, and each of their respective successors and assigns, and each Person who controls any of the foregoing (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), against any losses, claims, damages, liabilities, expenses, actions or proceedings caused by any violation by the Company of the Securities Act or the Exchange Act applicable to the Company and relating to action or inaction required of the Company in connection with the registration contemplated by a Registration Statement or any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto, or any other disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, preliminary Prospectus, free writing prospectus or any amendment thereof or supplement thereto, in the light of the circumstances under which they were made) not misleading, or a Selling Holder being deemed to be an "underwriter," as defined in Section 2(a)(11) of the Securities Act, and will reimburse each such Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities, expenses, actions or proceedings; provided, however, that the Company shall not be liable in any such case to the extent that any such losses, claims, damages, liabilities, expenses, actions or proceedings arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished to the Company in writing by the Person asserting such loss, claim, damage, liability, expense, action or proceeding specifically for use therein. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any such Person and shall survive the transfer of such securities. The Company will also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who Controls such Persons to the same extent as provided above with respect to the indemnification of the Holder, if requested.

Section 5.2   Indemnification by Holders. Each Holder agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Company, the Company's Controlled Affiliates and their respective directors, managers, partners, members and representatives, and each of their respective successors and assigns, and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any losses, claims, damages, liabilities, expenses, actions or proceedings caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus or any amendment thereof or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or any amendment thereof or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission was made in reliance on and in conformity with any information furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting such loss, claim, damage, liability, expense, action or proceeding; provided that the obligation to indemnify shall be several, not joint and several, for each Holder and in no event shall the liability of any Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

Section 5.3   Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder will (i) give prompt (but in any event within 30 days after such Person has actual knowledge of the facts constituting the basis for indemnification) written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is materially and adversely prejudiced by reason of such delay or failure. Any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (c) the indemnified party has reasonably concluded, based on the advice of counsel, that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party or (d) in the reasonable judgment of any such Person, based upon advice of counsel, a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if such Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). The indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action or claim in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action, (ii) does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of any indemnified party, (iii) does not commit any indemnified party to take, or hold back from taking, any action, and does not impose any specific performance or injunctive or other equitable relief or other non-monetary remedy on any indemnified party, and (iv) by its terms obligates the indemnifying party to pay the full amount of monetary damages arising out of, related to, or in connection with such claim and does not require the indemnified party to pay any amount. No indemnified party shall, without the written consent of the indemnifying party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder, and no indemnifying party shall be liable for any settlement or compromise of any such action or claim effected without its consent, in each case which consent shall not be unreasonably withheld.

Section 5.4   Settlement Offers. Whenever the indemnified party or the indemnifying party receives a firm offer to settle a claim for which indemnification is sought hereunder, it shall promptly notify the other of such offer. If the indemnifying party refuses to accept such offer within 20 Business Days after receipt of such offer (or of notice thereof), such claim shall continue to be contested and, if such claim is within the scope of the indemnifying party's indemnity contained herein, the indemnified party shall be indemnified pursuant to the terms hereof. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim in any one jurisdiction, unless in the written opinion of counsel to the indemnified party, reasonably satisfactory to the indemnifying party, use

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of one counsel would be expected to give rise to a conflict of interest between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of one additional counsel.

Section 5.5 _Other Indemnification_. Indemnification similar to that specified in this Article V (with appropriate modifications) shall be given by the Company and each Selling Holder with respect to any required registration or other qualification of Registrable Securities under Federal or state law or regulation of governmental authority other than the Securities Act.

Section 5.6 _Contribution_. If for any reason the indemnification provided for in Section 5.1 or Section 5.2 is unavailable to an indemnified party or insufficient to hold it harmless as contemplated by Section 5.1 and Section 5.2, then (i) the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company, on the one hand, and such prospective sellers, on the other hand, from their sale of the Registrable Securities, provided that, no Selling Holder shall be required to contribute in an amount greater than the dollar amount of the net proceeds received by such Selling Holder with respect to the sale of the Registrable Securities giving rise to such indemnification obligation. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities, or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 5.3, defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The Holders' obligations in this Section 5.6 to contribute shall be several in proportion to the amount of Registrable Securities registered by them and not joint.

ARTICLE VI

EXCHANGE ACT COMPLIANCE

Section 6.1 _Exchange Act Compliance_. So long as the Company (a) has registered a class of securities under Section 12 or Section 15 of the Exchange Act and (b) files reports under Section 13 of the Exchange Act, then the Company shall use commercially reasonable efforts to enable Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time or any similar rules or regulations adopted by the SEC, including, without limiting the generality of the foregoing, (i) making and keeping current public information available, as those terms are understood and defined in Rule 144 promulgated under the Securities Act and (ii) filing with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act to the extent so required.

[_Signature Page to Registration Rights Agreement_]

ARTICLE VII

MISCELLANEOUS

Section 7.1   Severability. If any provision of this Agreement is adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 7.2   Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of the choice of laws principles thereof. The parties agree that any legal action or proceeding regarding this Agreement shall be brought and determined exclusively in a state or federal court located within the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.3   (Reserved.)

Section 7.4   Successors and Assigns. The Company may not assign any of its rights or delegate any of its duties hereunder without the prior written consent of the Demand Holder. No Holder may not assign any of its rights or delegate any of its duties hereunder without the prior written consent of the Company.

Section 7.5   Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if delivered in writing in person, by electronic mail, or sent by nationally-recognized overnight courier postage prepaid (with a copy of such communication sent by electronic mail), addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by such party to the other parties. All such notices, requests, consents and other communications shall be delivered as follows:

(a)   if to the Company, to:

Lee Enterprises, Incorporated
4600 E. 53rd Street
Davenport, IA
Attn: Astrid Garcia
Email: [***]

with copies (which shall not constitute notice) to:

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Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn: Drew Maliniak
Tel: (212) 390-4441
Email: drew.maliniak@kirkland.com

Lane & Waterman LLP
220 North Main Street, Suite 600
Davenport, Iowa 52801
Attn: T.F. Olt III, Esq.
Tel: (563) 324-3246
Email: tolt@L-WLaw.com

(b)   if to a Holder, to the address or e-mail address set forth under such Holder's name in Schedule I attached hereto.

All such notices, requests, consents and other communications shall be deemed to have been received (i) in the case of personal delivery or delivery by electronic mail, on the date of such delivery and (ii) in the case of dispatch by nationally recognized overnight courier, on the next Business Day following such dispatch.

Section 7.6   Headings. The headings contained in this Agreement are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

Section 7.7   Additional Parties. Additional parties to this Agreement shall only include each Holder who has executed a Joinder Agreement, in the form attached hereto as Exhibit A.

Section 7.8   Adjustments. If, and as often as, there are any changes in the Common Stock or securities convertible into or exchangeable into or exercisable for Common Stock as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares or units, or any stock dividend or stock distribution, merger or other similar transaction affecting such Common Stock or such securities, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to such Common Stock or such securities as so changed.

Section 7.9   Entire Agreement. This Agreement and the other writings referred to herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such subject matter.

Section 7.10   (Reserved.)

Section 7.11   Counterparts; .pdf Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original instrument, but all of which together

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shall constitute one and the same document. This Agreement may be executed by .pdf signature (or similar means), and a .pdf signature (or similar means, including DocuSign) shall constitute an original for all purposes. No party hereto or to any such agreement or instrument will raise the use of electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

Section 7.12 <u>Amendment</u>. Other than with respect to amendments to <u>Schedule I</u> attached hereto, which may be amended by the Company from time to time to reflect the Holders at such time, this Agreement (including this <u>Section 7.12</u>) may not be amended, modified, supplemented or any provision hereof waived without the written consent of the Holders of at least a majority of the Registrable Securities; <u>provided</u>, <u>however</u>, that any party may give a waiver as to itself; <u>provided further</u>, <u>however</u> that no amendment, modification, supplement, or waiver that disproportionately and adversely affects, alters, or changes the interests of any Holder relative to all other Holders shall be effective against such Holder without the prior written consent of such Holder; <u>provided further</u>, <u>however</u>, that the waiver of any provision with respect to any Registration Statement or offering may be given by Holders holding at least a majority of the then-outstanding Registrable Securities entitled to participate in such offering or, if such offering shall have been commenced, having elected to participate in such offering. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates, unless such waiver or consent disproportionately and adversely affects, alters, or changes the interests of any Holder relative to all other Holders to which such waiver or consent relates, in which case, such waiver or consent shall not be effective against such Holder without the prior written consent of such Holder; <u>provided</u>, <u>however</u>, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

Section 7.13 <u>Extensions; Waivers</u>. Any party may, for itself only, (a) extend the time for the performance of any of the obligations of any other party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any extension or waiver pursuant to this <u>Section 7.13</u> will be valid only if set forth in a writing signed by the party to be bound thereby. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

Section 7.14 <u>Business Days</u>. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period will automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

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Section 7.15   Independent Nature of Holder's Obligations.   The obligations of each Holder under this Agreement are several and not joint with the obligations of any other Holder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder under this Agreement.   Nothing contained herein, and no action taken by any Holder pursuant thereto, shall be deemed to constitute the Holder as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that a Holder is in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement.   Each Holder shall be entitled to independently protect and enforce its rights, including, the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose.

Section 7.16   Further Assurances. Each of the parties hereto shall execute all such further instruments and documents and take all such further action as the Company may reasonably require in order to effectuate the terms and purposes of this Agreement.

Section 7.17   No Third-Party Beneficiaries. Except pursuant to Article V, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns and other Persons expressly named herein.

Section 7.18   Interpretation; Construction.   This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.   The words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole, including the schedules, exhibits and annexes, as the same may from time to time be amended, modified or supplemented, and not to any particular subdivision unless expressly so limited. References to "will" or "shall" mean that the party must perform the matter so described and a reference to "may" means that the party has the option, but not the obligation, to perform the matter so described. All references to sections, schedules, annexes and exhibits mean the sections of this Agreement and the schedules, annexes and exhibits attached to this Agreement, except where otherwise stated. The parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached will not detract from or mitigate the party's breach of the first covenant.

Section 7.19   Term.   This Agreement shall terminate (i) with respect to any Holder, at such time as such Holder has no Registrable Securities and (ii) in full and be of no further effect at such time as there are no Registrable Securities held by any Holders.   Notwithstanding the foregoing, Article V, Section 7.2, Section 7.5, and Section 7.18 shall survive any termination.

[*Signature Page to Registration Rights Agreement*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


COMPANY:

Lee Enterprises, Incorporated

By: _____
    Name:
    Title:

DEMAND HOLDER:

By: _____
    Name:
    Title:

HOLDER:

By: _____
    Name:
    Title:


EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement ("Joinder") is executed pursuant to the terms of the Registration Rights Agreement, dated as of [●], [●], a copy of which is attached hereto (as amended, the "Registration Rights Agreement"), by the undersigned (the "Undersigned") executing this Joinder. Capitalized terms used herein without definition are defined in the Registration Rights Agreement and are used herein with the same meanings set forth therein. By the execution of this Joinder, the Undersigned agrees as follows:

1. <u>Acknowledgment</u>. The Undersigned acknowledges that the Undersigned is acquiring Common Stock, subject to the terms and conditions of the Registration Rights Agreement.

2. <u>Agreement</u>. The Undersigned (i) agrees that the Common Stock acquired by the Undersigned, and any other Common Stock and other securities of the Company that may be acquired by the Undersigned in the future, shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if the Undersigned were originally a party thereto.

3. <u>Notice</u>. Any notice required as permitted by the Registration Rights Agreement shall be given to the Undersigned at the address listed beside the Undersigned's signature below.

[NAME OF HOLDER]   Address for Notices:
By: _____   [_____]
Name: [_____]
Title: Telephone: [_____]
Date: Email: [_____]
                                                                     Number of Registrable Securities
                                                                     Beneficially Owned
                                                                     (as of the date hereof): [_____]

1   **SCHEDULE I**

2   **List of Holders**

Name	Address for Notice	E-mail Address for Notice	Registrable Securities (Common Stock)